Exhibit 3.1

SPHERE 3D CORP.

(the "Company")

BY-LAW NO. 1 AMENDING AGREEMENT

WHEREAS effective January 1, 2023, the Company ceased to qualify as a "foreign private issuer" and henceforth shall be a domestic issuer under the United States Securities and Exchange Act of 1933, as amended;

AND WHEREAS in accordance with Nasdaq Marketplace Rule 5620(c) ("Nasdaq Rule 5620(c)"), the minimum quorum requirement for a shareholders meeting is 33-1/3% of the outstanding shares of common stock, present in person or represented by proxy;

AND WHEREAS the Company wishes to amend by-law no. 1, being a by-law relating generally to the conduct of the business and affairs of the Company, as amended on November 16, 2021 ("By-law No. 1"), to change the minimum quorum requirements for a shareholders meeting in order to comply with Nasdaq Rule 5620(c).

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties) the parties hereto covenant, acknowledge and agree as follows:

1. Unless otherwise defined herein, capitalized terms used in this amending agreement ("By-law No. 1 Amendment"), including in the recitals hereto, shall have the meanings ascribed to such terms in By-law No. 1.

2. By-law No. 1 shall be deemed to have been amended as of the date of this By-law No. 1 Amendment.  The terms "hereof", "herein", and similar terms used in By-law No. 1, shall mean and refer to By-law No. 1 as amended by this By-law No. 1 Amendment.

3. Section 7.11 [Quorum] of By-law No. 1 shall hereby be amended as follows: [Note:  deletions are in strike through and additions are in bold and underline]

"7.11 A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present and holding or representing by proxy not less than thirty-three and one-third percent (33-1/3%) ~~twenty five percent (25%)~~ of the total number of issued shares of the Corporation having voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that if a quorum is present at the commencement of a meeting, a quorum shall be deemed present during the remainder of the meeting."

2.

4. Except as otherwise provided to the contrary in paragraph 3 above, By-law No. 1 shall ontinue in full force and effect, unamended.

5. The parties shall sign such further and other documents, and do and perform and cause to be done and performed all such further and other acts and things, as may be necessary or desirable in order to give full effect to this By-law No. 1 Amendment and every part hereof.

6. This By-law No. 1 Amendment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7. A certificate of any director or officer of the Company in office at the time of making of the certificate or of an agent of the Company as to facts in relation to the sending of any notice to any shareholder, director, officer or auditor or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Company, as the case may be.

8. Delivery by facsimile or by electronic transmission in portable document format (PDF) of an executed counterpart of this By-law No. 1 Amendment is as effective as delivery of an originally executed counterpart of this By-law No. 1 Amendment.

EFFECTIVE the 12th day of January, 2023.

Per:	"Patricia Trompeter"
Patricia Trompeter
Chief Executive Officer